SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Public Company

ANNOUNCEMENT TO THE MARKET

VIVO PARTICIPAÇÕES S.A., hereby informs that it has received from its shareholder, Cyrte Investments GP I B.V., a letter dated May 7, 2007 which is in the transcript bellow:

In accordance with Section 12 of CVM Rule # 358/02, Cyrte Investments GP I B.V., a limited liability company incorporated and existing in accordance with Dutch law with its head office at Flevolaan 41A (1410 AB), Naarden, the Netherlands, in its capacity as general partner of Cyrte Fund I C.V, a limited partnership formed and existing in accordance with Dutch law with its head-offices at Flevolaan 41A (1410 AB), Naarden, the Netherlands (“Cyrte”) informs that:

(i) on April 30 2007, Cyrte acquired abroad 1,908,000 American Depositary Receipts - ADR representing 1,908,000 preferred shares issued by Vivo Participações S.A. (“VivoPar”), corresponding to 0.21% of the outstanding preferred shares issued by VivoPar;

(ii) With this acquisition, Cyrte’s holding has increased from 4.94% to 5.15% of the preferred shares issued by VivoPar;

(iii) Cyrte has acquired such stake as long-term investment, and has no predetermined target for its investment in VivoPar;

(iv) Cyrte declares that the acquisition mentioned in this notice is not aimed at altering the control or the management structure of VivoPar;

(v) Cyrte holds, directly or indirectly, the following investments at VivoPar:

        (a) 47,248,313 preferred shares

(vi) Cyrte is not a party to any agreement or contract regulating voting rights at VivoPar or the acquisition or sale or securities issued by VivoPar.

Naarden, May 7, 2007.
CYRTE INVESTMENTS GP I B.V.
IN ITS CAPACITY AS GENERAL PARTNER OF
CYRTE FUND I C.V

São Paulo, May 8, 2007.

Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.